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                               August 14, 2020

       Brian Bonar
       Chief Executive Officer
       Dalrada Financial Corporation
       600 La Terraza Blvd.
       Escondido, CA 92025

                                                        Re: Dalrada Financial
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed August 6,
2020
                                                            File No. 333-241742

       Dear Mr. Bonar:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed August 6, 2020

       Cover Page

   1. We note that you have not disclosed a price for the shares to be sold by the selling stockholders. To sell
shares at market prices, we require an existing trading market for those shares, and we do
not consider the OTC Pink Marketplace to be such a market for the purposes of
satisfying 501(b)(3) of Regulation S-K. Please revise your registration statement to set a
fixed price for the shares to be sold by the selling stockholders. Please also confirm that you
are selling the shares in your Direct Offering at a fixed price for the duration of the
offering.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Brian Bonar
Dalrada Financial Corporation
August 14, 2020
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Bonar
                                                           Division of
Corporation Finance
Comapany NameDalrada Financial Corporation
                                                           Office of Trade &
Services
August 14, 2020 Page 2
cc:       Fletcher Robbe, Esq.
FirstName LastName